PO Box 9777 Federal Way, WA 98063-9777 Tel 253-924-7170 Fax 253-924-3174

May 22, 2008

Mr. John Cash

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0510

Subject:	Weyerhaeuser Company
Form 10-K for the fiscal year ended December 30, 2007
Filed February 28, 2008
File # 1-4825

Dear Mr. Cash:

This letter responds to the comments included in the staff’s letter dated March 27, 2008 relating to Weyerhaeuser Company’s annual report on Form 10-K for the fiscal year ended December 30, 2007. As requested in your letter, we acknowledge that:

•	Weyerhaeuser Company (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on From 10-K for the Fiscal Year Ended December 30, 2007

Risk Factors, page 23

1.	In future filings, please delete the third paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

Response

In future filings we will include only risks that are deemed material in the Risk Factors section.

United States Securities and Exchange Commission

May 22, 2008

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities, page 29

2.	In future filings on Form 10-K, please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10-K. For your reference, please see the instructions to Item 12 of Form 10-K and the staff’s no-action letter issued to the American Bar Association on January 30, 2004 (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

Response

In future filings on Form 10-K, we will place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K per the instructions to Item 12 of Form 10-K and the staff’s no-action letter issued to the American Bar Association on January 30, 2004.

Definitive Proxy Statement for 2008 Annual Meeting of Shareholders

Compensation Discussion and Analysis, page 14

3.	Please refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings, please revise your CD&A to discuss in more detail your principal executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Response

As described in the Compensation Discussion and Analysis, the policies and decisions on which the principal executive officer’s compensation was based in 2007 generally are the same policies and decisions on which the compensation decisions for the other executive officers were based. There were two exceptions to this. As described in the Compensation Discussion and Analysis, the Compensation Committee set the AIP RONA target for the CEO at a level that reflects the assets and revenues of the entire company, including its real estate operations. In addition, the Compensation Committee also decided to maintain the CEO’s 2007 base salary at the existing level. The Committee considered that level to be competitive, but also wanted to focus more of the CEO’s pay in performance-based compensation. In future filings, we will clarify that fact or, if applicable, describe policies or decisions for the CEO that are materially different from the policies or decisions for our other named executive officers.

United States Securities and Exchange Commission

May 22, 2008

Total Compensation, page 15

4.	We note your disclosure that the company positions itself at the median for each compensation component so that total compensation for the executive officers is comparable to the company’s peers. In future filings, please disclose where actual payments fell within targeted parameters. To the extent actual compensation is outside the targeted median range, please explain why.

Response

For 2007, the total compensation paid to the named executive officers fell generally at the median of similarly situated executive officers in the competitive market. However, Ms. Bedient’s base salary and long-term incentive grant were positioned somewhat below the median because she was newly appointed to the CFO role. In future filings, we will clarify that compensation fell within the targeted range or describe why any compensation fell outside the targeted range.

Compensation Components, page 18

Base Salary, page 18

5.	We note your disclosure that your base salaries will be increased based on the market level salary for the role in which the executive serves, individual PMP assessments, overall company budgets, and specific talent needs. In future filings, please explain in greater detail how you applied these factors to determine any changes in salaries.

Response

Changes in the Company’s overall salary budget are based on market movements and affordability. In 2007, Mr. Rogel’s base salary was not adjusted because his salary was considered competitive and because the Compensation Committee wanted to focus more on variable pay awards. Ms. Bedient’s salary was increased significantly (30% increase to $520,000) to recognize the added responsibilities associated with her promotion to the CFO role. Messrs. Taggart, Fulton, and Hanson received salary increases within the range of the Company’s overall salary adjustment budget. Mr. Gideon’s increase (12.94% to $480,000) was provided in recognition of his achievements as SVP, Timberlands, and his assumption of leadership responsibilities as the SVP, Containerboard, Packaging, and Recycling. In future filings, we will explain in greater detail how the factors noted were used to determine changes in salary.

Annual Incentive Plan, page 18

6.	In future filings, please include in your discussion of the AIP your specific target versus actual RONA performance in dollars, as well as the underlying EBIT, average net assets and discretionary adjustment components of the RONA calculation. Please also disclose the formula for calculating increases or decreases to the target funding levels.

Response

As discussed in the Compensation Discussion and Analysis, the Compensation Committee reserves the right to adjust the Company’s EBIT for special items in determining whether the Company has reached the target RONA for AIP awards. In determining the EBIT net of discretionary adjustments (“RONA EBIT”) for 2007 AIP awards, the Company’s EBIT was adjusted to exclude gains resulting from the Domtar transaction, disposition of certain other assets and operations, and net legal settlements; and to exclude charges for closures, restructuring, asset impairments, and casualty losses.

United States Securities and Exchange Commission

May 22, 2008

The 2007 AIP target performance objective and funding was 11% EBIT RONA for the CEO and 10% for the other named executive officers. The Company’s average net assets for 2007 were $20.9 billion for the CEO (aggregate assets of the Company plus WRECO) and $17.1 billion for the other named executive officers (Company assets not including WRECO). The RONA EBIT required for target funding, therefore, was $2.3 billion for the CEO and $1.7 billion for the other named executive officers. The threshold for minimum funding was 5.5% RONA for both the CEO and other AIP participants, or $1.06 billion for the CEO and $940 million for and the other named executive officers. Actual RONA EBIT for 2007 was $933 million for the CEO and $573 million for the other named executive officers, each of which was below the minimum funding threshold for their respective measures. In future filings, we will provide similar information, as applicable.

Each year, the Committee considers the Company’s cost of capital, near-term outlook and competitive position to determine target funding levels. There is no specific formula used to determine increases or decreases. In future filings, we will clarify this fact.

7.	In the future filings, please clarify how the available AIP pool is allocated among the named executive officers. In this regard, please also add an annotated illustration of the AIP calculation for one of your named executive officers.

Response

As discussed in the Compensation Discussion and Analysis, at the end of each year, the Committee approves the funding for the bonus pool based on the Company’s performance against the pre-determined RONA targets. The executive officers’ AIP opportunities are adjusted up or down from target based upon the level of funding achieved (e.g., 50% funding would reduce an officer’s target opportunity by half, the funding-adjusted target level). The funded AIP awards were allocated to the executive officers based on their respective PMP ratings. These ratings were established based on a qualitative and quantitative assessment of performance against their pre-established goals (see “Determination of Compensation – Performance Management”) and other individual performance criteria. The Committee does not assign priorities and specific weighting to the five common categories of goals with multiple objectives in each category that comprise the PMP rating.

In general, executive officers with “achieves objectives” PMP ratings receive an annual incentive award at or near their funding-adjusted individual target level. Similarly, executive officers with an “exceeds objectives” rating receive an annual incentive award greater than their individual funding-adjusted target level and those with a “below objectives” rating will receive less than their funding-adjusted target incentive opportunity (see sample illustration below).

United States Securities and Exchange Commission

May 22, 2008

AIP Funding and Allocation Illustration

During 2007, no incentives were paid because the level of RONA performance required to fund the AIP pool was not met.

In future filings, we will clarify how the AIP pool is allocated or, if no longer applicable, explain in detail any new methodology used to determine annual incentive awards.

Long-Term Incentive Compensation, page 20

8.	In future filings, please explain in greater detail how options were granted to executive officers based on their performance compared to their PMP performance goals.

Response

Target long-term incentive award opportunities (both stock options and performance share units) generally are set at the median of the peer companies. However, these opportunities may be increased or decreased based on an executive officers’ PMP rating (using the criteria described in “Determination of Compensation – Performance Management”). In general, a PMP rating of “achieves objectives” will result in long-term incentive awards at or near the target level opportunity. A rating of “exceeds objectives” can result in above target awards and a rating of “below objectives” can result in below target awards. The Compensation Committee also considers competitive market pressures and expected future contributions to the Company. As described in our response to question 7 above, the Compensation Committee does not use a specific formula to determine the PMP rating. In future filings, we will clarify this or, if no longer applicable, explain in detail any new methodology used to determine option grants.

9.	In future filings, please describe in greater detail, including quantifications of the RONA Spread, how the specific performance results are used to calculate grants of performance share units.

Response

Once the Compensation Committee determines an executive officer’s long-term incentive opportunity as described in our response to question 8 above, approximately 50% of the opportunity is delivered in the form of stock options and 50% is delivered in the form of performance share units (assuming Black-Scholes value of options and a target payout level for performance share units). In 2007, the Compensation Committee recommended that the value of the CEO’s long-term compensation grant be set at 350% of his base salary. That value was divided into 120,000 options and 35,000 performance share units with a three-year performance period.

United States Securities and Exchange Commission

May 22, 2008

The Compensation Committee determines the number of performance share units earned over the three-year performance period based on RONA Spread as outlined in “Compensation Components – Performance Share Units and Performance Share Unit Award Opportunity.” No RONA Spread results are available at this time as the first performance cycle closes at the end of 2008. In future filings, we will clarify this or, if no longer applicable, explain in detail any new methodology used to award performance share grants.

Summary Compensation Table, page 27

10.	In future filings, please identify in the summary compensation table the principal positions of the named executive officers for which you are providing compensation information.

Response

Because several of the named executive officers had held several different positions with the Company during 2007, we included a section in the Compensation Discussion and Analysis that identified each of the officers and described all the positions they had held during the year and the basis for their being considered named executive officers. In future filings, we will identify in the summary compensation table the principal positions of the named executive officers for which we are providing compensation information.

Employment Agreements with Named Executive Officers, page 29

11.	In future filings, please clarify whether the initial employment agreement with Mr. Rogel is still in effect and whether the policies concerning the compensation of the named executive officers discussed elsewhere in the proxy statement have supplanted the terms in Mr. Rogel’s initial employment agreement, as summarized on page 29.

Response

Although the employment agreement with Mr. Rogel has never been amended, he asked the Compensation Committee and the Board of Directors to use the same policies and considerations for his compensation decisions as are used for the other executive officers. Consequently, the policies discussed in the Compensation Discussion and Analysis apply to Mr. Rogel as well as the other named executive officers.

General

12.	In future filings, please specify the applicable fiscal year in the title to each table required under Item 402 of Regulation S-K that calls for disclosure as of or for a completed fiscal year. See, for example, the table of outstanding equity awards at fiscal year-end. For your reference, please see “Instruction to Item 402,” which is contained at the end of Item 402.

Response

In future filings, we will specify the applicable fiscal year in the title to each table required under Item 402 of Regulation S-K that calls for disclosure as of or for a completed fiscal year.

United States Securities and Exchange Commission

May 22, 2008

If you have any questions regarding this response, please call me at 253.924-7071 or call Claire Grace, Vice President, Corporate Secretary and Assistant General Counsel, at 253.924-5272.

Very truly yours,

Weyerhaeuser Company

Jeanne M. Hillman

Vice President and Chief Accounting Officer